Exhibit 12.1

CoreSite Realty Corporation
Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(In thousands except ratios)

	The Company					Historical Predecessor
	Six Months Ended June 30, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	For the Period September 28, 2010 through December 31, 2010	For the Period January 1, 2010 through September 27, 2010		Year Ended December 31, 2009
Earnings:
Net income (loss)	$18,756	$31,612	$10,716	$(10,779)	$(10,722)	$(1,555)		$(7,039)
Add: Fixed charges	7,201	12,016	10,792	10,971	3,443	3,289		4,264
Add: Amortization of capitalized interest	503	679	369	277	29	87		63
Less: Capitalized interest	(2,200)	(4,362)	(1,837)	(1,592)	(26)	(524)		(308)
Total earnings (loss)	$24,260	$39,945	$20,040	$(1,123)	$(7,276)	$1,297		$(3,020)
Fixed charges:
Interest expense (including amortization of deferred financing costs)	2,588	2,689	5,236	5,275	2,325	1,590		2,343
Capitalized interest	2,200	4,362	1,837	1,592	26	524		308
Interest within rental expense	2,413	4,965	3,719	4,104	1,092	1,175		1,613
Total fixed charges	7,201	12,016	10,792	10,971	3,443	3,289		4,264
Ratio of earnings (loss) to fixed charges	3.37	3.32	1.86	(1)	(1)		(1)	(1)

(1) The shortfall of earnings (loss) to fixed charges for the year ended December 31, 2011, for the period from September 28, 2010 to December 31, 2010, for the period from January 1, 2010 to September 27, 2010 and for the year ended December 31, 2009, was $12.1 million, $10.7 million, $2.0 million and $7.3 million, respectively.